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                               July 22, 2020

       Eric Bjornholt
       Senior Vice President and Chief Financial Officer
       MICROCHIP TECHNOLOGY INC
       2355 W. Chandler Blvd
       Chandler, AZ 85224

                                                        Re: MICROCHIP
TECHNOLOGY INC
                                                            Form 10-K for the
fiscal year ended March 31, 2020
                                                            Filed May 22, 2020
                                                            File No. 000-21184

       Dear Mr. Bjornholt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended March 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 43

   1. We note your disclosures regarding the factors for which fluctuations in income statement line items are
attributed. In addition to discussing the reasons for the change (or lack thereof), revise your
disclosures in future filings to quantify the reasons for the change in order for an investor
to discern the relative contribution of each of the multiple components cited to the
total change. As part of your response, please provide us with an example of the
disclosure to be included in future filings based on current results.
   2. We note your discussion of gross profit and the factors affecting it and it appears to be difficult for an
investor to discern the relative contribution of each of multiple components to the total change in
cost of revenues and the resultant gross profit. Given this and the significance of cost of
sales, please revise future filings to separately quantify and discuss
 Eric Bjornholt
FirstName  LastNameEric Bjornholt
MICROCHIP      TECHNOLOGY    INC
Comapany
July       NameMICROCHIP TECHNOLOGY INC
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
         factors responsible for changes in the levels of cost of sales on a consolidated basis and by segment. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed rather than netting them.
         Please also consider FR-72 to make your disclosures user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.
Item 9A. Controls and Procedures, page 53

3. We note that two material weaknesses were remediated as of March 31, 2020 and your internal controls over financial reporting were effective. On page 18, you disclose that recent system improvements have not been fully effective in preventing attacks on your data and breaches to your security. Considering that you expect to transition more of
         Microsemi's processes throughout the remainder of calendar year 2020, and that you require most team members to work from home to the extent possible, please consider the need to disclose any changes in internal controls over financial reporting in future periodic reports. Please refer to Corporation Finance Disclosure Topics 9 and
9A.
Note 12. Commitments and Contingencies, page F-41

4. Please expand your disclosure for your pending cases (e.g.,the Federal Shareholder Class
         Action Litigation, the State Derivative Litigation, and Continental), to comply with the requirements of ASC 450. Pursuant to ASC 450-20-30-1 and ASC 450-20-50-3, revise your disclosures to indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page F-44

5. We note that your effective tax rate for fiscal 2020 includes a $334.8 million tax benefit related to intra-group transfers of certain intellectual property rights which reduced your effective tax rate by 222.9%. In addition, you disclosed on page F-48 that "In April 2020, the Company became aware of a withholding tax regulation that could be interpreted to apply to certain of its previous intra-group transactions." To enable an investor to better understand your disclosure, please provide some detail on the scope of the transactions covered by the withholding tax regulation. For example, quantify what portion of the
         $334.8 million tax benefit may be impacted by the regulation as well as the approximate size of any other previously recorded transfers, if material.
Form 8-K furnished on May 7, 2020
Exhibit 99.1
Use of Non-GAAP Financial Measures, page 7

6.       Please clarify the nature of the adjustment titled    COVID-19 shelter
in place restrictions
 Eric Bjornholt
MICROCHIP TECHNOLOGY INC
July 22, 2020
Page 3
         on manufacturing activities.    In your response, tell us how you
reasonably quantified this
         adjustment, the length of time within the quarter that applied to its calculation, and the related amount applicable to the quarter ended June 30, 2020. We may have further comment upon reviewing your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant at (703) 551-3794 or Effie Simpson,
Staff Accountant at (202) 551-3346 if you have any questions.



FirstName LastNameEric Bjornholt                              Sincerely,
Comapany NameMICROCHIP TECHNOLOGY INC
                                                              Division of
Corporation Finance
July 22, 2020 Page 3                                          Office of
Manufacturing
FirstName LastName